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 FORM 4                                        OMB APPROVAL
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----- Check this box if no longer      OMB Number:       3235-0287
      subject to Section 16. Form 4    Expires: September 30, 1998
----- or Form 5 obligations may        Estimated average burden
      continue. SEE Instruction 1(b).  hours per response .... 0.5
                                       ------------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

  John C. "Bruce" Waterfall
- ---------------------------------------------------
   (Last)          (First)              (Middle)


  10 East 50th Street
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                   (Street)

  New York            NY                  10022
- ----------------------------------------------------
   (City)           (State)               (Zip)


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2. Issuer Name and Ticker or Trading Symbol

  Elsinore Corporation (ELS)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

  September, 1998
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

 Member of a group owning more than 10% of Issuer's Common Stock

- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
- ----------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
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1. Title of Security  2.Trans-  3. Trans-      4. Securities Acquired (A)
   (Instr. 3)           action     action         or Disposed of (D)
                        Date       Code           (Instr. 3, 4 and 5)
                        (Month/    (Instr. 8)  --------------------------
                         Day/      -----------    Amount   (A) or   Price
                         Year)     Code    V               (D)

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5. Amount of     6. Ownership        7. Nature of
   Securities       Form: Direct        Indirect
   Beneficially     (D) or Indirect     Beneficial
   Owned at End     (I) (Instr. 4)      Ownership
   of Month                             (Instr. 4)
   (Instr. 3
    and 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE
  Instruction 4(b)(v).
                                                                        (Over)
                                                               SEC 1474 (7-96)

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative 2. Conver- 3. Transac-  4. Transac-   5. Number of
   Security (Instr. 3)    sion or    tion Date    tion Code     Derivative
                          Exercise   (Month/      (Instr. 8)    Securities
                          Price of    Day/      ------------    Acquired (A)
                          Deriv-      Year)       Code  V       or Disposed
                          ative                                 of (D) (Instr.
                          Security                                3, 4, and 5)
                                                                 -------------
                                                                  (A)      (D)
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Series A Preferred      1-for-1.86    9/29/98      J (1)         50,000,000
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6. Date Exer-       7. Title and Amount  8. Price of    9. Number of
   Exercisable and     of Underlying        Derivative     Derivative
   Expiration Date     Securities           Security       Securities
   (Month/Day/         (Instr. 3 and 4)     (Instr. 5)     Beneficially
   Year)            -------------------                    Owned at
------------------            Amount or                    End of Month
Date     Expira-       Title  Number of                    (Instr. 4)
Exer-    tion                 Shares
cisable  Date
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Immed.                Common   93,000,000     $0.25          50,000,000
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                      Stock
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10. Ownership      11. Nature of
    Form of            Indirect
    Derivative         Beneficial
    Security:          Ownership
    Direct (D) or      (Instr. 4)
    Indirect (I)
    (Instr. 4)
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       I                  (2)
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Explanation of Responses

(1) On September 29, 1998, Elsinore Corporation issued to certain investment accounts controlled by Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall" and the accounts controlled by Morgens Waterfall, the "Funds") 50,000,000 shares of Series A Convertible Preferred Stock of the Issuer in exchange for the surrender to the Issuer of $18,000,000 original principal amount of second mortgage notes held by the Funds.

(2) The securities to which this filing relates are beneficially owned by (a) Morgens Waterfall Income Partners ("MWIP") (1,400,151 shares); (b) Restart Partners, L.P. ("Restart") (5,523,296 shares); (c) Restart Partners II, L.P. ("Restart II") (10,579,301 shares); (d) Restart Partners III, L.P. ("Restart III") (8,650,014 shares); (e) Restart Partners IV, L.P. ("Restart IV") (5,449,423 shares); (f) Restart Partners V, L.P. ("Restart V") (1,449,973 shares); (g) Endowment Restart, L.L.C. (formerly known as The Common Fund for Non-Profit Organizations) ("Endowment") (7,596,894 shares); (h) MWV Group Trust ("Group Trust") (450,110 shares); (I) Betje Partners ("Betje") (2,300,371 shares); and (j) Phoenix Partners ("Phoenix") (6,600,467 shares). Mr. Waterfall may be deemed an indirect beneficial owner of the 50,000,000 shares of Series A Preferred indicated above by virtue of his positions as President of Morgens, Waterfall, Vintiadis & Company, Inc., the Investment Advisor to Betje; Managing Member of Endowment Prime, L.L.C., the Managing Member of Endowment; Managing Member of MW Capital, L.L.C., the General Partner of MWIP; President of Prime, Inc., the General Partner of each of Prime Group, L.P., Prime Group II, L.P., Prime Group III, L.P., Prime Group IV, L.P. and Prime Group V, L.P.; the General Partners of Restart, Restart II, Restart III, Restart IV, and Restart V, respectively; Managing Member of MW Management, L.L.C., the General Partner of Phoenix; and by virtue of an agreement with Group Trust. Mr. Waterfall disclaims any beneficial ownership of any of the securities to which this filing relates except as to securities representing Mr. Waterfall's pro-rata interest, if any, in the entities referred to above.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

                        JOHN C. "BRUCE" WATERFALL

                          /s/ Bruce Waterfall                   12/9/98
                       ------------------------------------    --------
                       **Signature of Reporting Person


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